

July 8, 2022

Parag Agrawal
Chief Executive Officer
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 93103

> **Re: Twitter, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 21, 2022**
> **File No. 001-36164**

Dear Mr. Agrawal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2022 letter.

Revised Preliminary Proxy Statement on Schedule 14A filed June 21, 2022

Questions and Answers
What vote is required to approve the proposal to adopt the merger agreement?, page 23

1. Please refer to prior comment 7 and disclose the percentage of votes that are required to approve the proposed business combination taking into account Mr. Musk's agreement to vote in favor of the business combination and that Twitter has not been informed of any directors and executive officers who intend to vote other than for the adoption of the merger agreement.

2. Please refer to prior comment 8 and clearly disclose, if true, that there are no agreements, arrangements or understandings regarding the voting of Twitter stock held by Morgan Stanley and its affiliates on the proposed business combination.

The Merger
Background of the Merger, page 44

3.   We have reviewed your reply to prior comment number 13 including the revised proxy statement disclosures. Please revise the disclosure to describe, with specificity, how the Board, when making its decision to recommend the merger agreement, weighed the risk of any potential non-compliance by Mr. Musk with Section 13(d) and other provisions of the federal securities laws (and any resulting liability) with Mr. Musk. To the extent that Mr. Musk's potential non-compliance was analyzed by the Board in the context of its deliberations to recommend approval of the merger agreement, please also disclose, with specificity, the Board's conclusion with respect to that discrete issue.

4.   We note, based on other public filings, that Twitter sent correspondences to Mr. Musk on June 1, 2022 and that Mr. Musk's representatives sent correspondences to Twitter on May 25, 2022, May 31, 2022 and June 6, 2022 regarding a request for data and information. Please disclose in this section the communications between Twitter and its representatives and Mr. Musk and his representatives since the filing of the initial preliminary proxy statement. Please also refer to prior comment 6 and make corresponding revisions to the Question and Answer section to address recent developments and communications regarding the merger between Mr. Musk and Twitter and the uncertainties and/or risks regarding the consummation of the merger.

Arrangements with Parent, Acquisition Sub and Mr. Musk, page 93

5.   We note the response to prior comment 22. Please revise the disclosure in this section to conform to the representations made in your response regarding the absence of a commitment made by Mr. Musk and other parties referenced in your reply to our comment to act in concert with respect to voting in favor of the transaction, rollover equity, or otherwise. For example, the revised disclosure should affirmatively indicate, if still true, that in addition to the absence of the referenced agreements, no express or implied agreements, arrangements or understandings exist.

Representations and Warranties, page 117

6.   We have reviewed the response to prior comment 4. We further note Mr. Musk's recent public statements about the number of false or spam monetizable daily user accounts reported by Twitter, as noted in our comment above. In light of his public statements about this issue and its relevance to the ability to close the merger, please clearly disclose in the proxy statement whether a subsequent revision to the number of false or spam monetizable daily user accounts disclosed in Twitter's Exchange Act reports would constitute a Company Material Adverse Effect under the merger agreement. To the extent that such a revision could constitute a Company Material Adverse Effect, please revise the statements on pages 117-118 that indicate "any matter" disclosed in such prior SEC filings would "be excluded from, and not taken into account in, the determination of Company Material Adverse Effect."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nicholas Panos, Senior Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3266, Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Katharine Martin